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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

INTERNATIONAL ASSETS HOLDING CORPORATION

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

459028106

(CUSIP Number)

Nancey M. McMurtry

International Assets Holding Corporation

220 E. Central Parkway, Suite 2060

Altamonte Springs, FL 32701

(407) 741-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Alfred G. Smith, Esq.

Shutts & Bowen, LLP

1600 Miami Center

201 S. Biscayne Blvd.

Miami, FL 33131-9767

February 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 459028106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Scott J. Branch N.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 415,100 shares 8. Shared Voting Power 367,647 shares 9. Sole Dispositive Power 415,100 shares 10. Shared Dispositive Power 367,647 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 782,747 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 16.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment to Schedule 13D is filed by Scott J. Branch with respect to the common stock, par value $.01 per share of International Assets Holding Corporation (the “Issuer”). The principal executive office of the Issuer is located at 220 E. Central Parkway, Suite 2060, Altamonte Springs, FL 32701

Item 2.	Identity and Background

The principal occupation of Scott J. Branch is President of the Issuer. His business address is 220 E. Central Parkway, Ste 2060, Altamonte Springs, FL 32701.

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Mr. Branch has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), and has not been subject to any judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years.

Mr. Branch is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On December 6, 2003, Mr. Branch purchased 735,294 shares of the Issuer’s Series A Preferred Stock at a price of $1.70 per share. Mr. Branch used his personal funds to makes this purchase. On December 6, 2003, Mr. Branch transferred 367,647 of these shares to Barbara Branch, Mr. Branch’s spouse. On February 28, 2004, these shares were converted into 735,294 shares of the Issuer’s common stock.

Item 4.	Purpose of Transaction

Mr. Branch was appointed President and a director of the Issuer in connection with the purchase of the Issuer’s Series A Preferred Stock by Mr. Branch.

Item 5.	Interest in Securities of the Issuer

Mr. Branch beneficially owns 782,747 shares, representing 16.3% of the outstanding shares of common stock as of December 31, 2003. This number includes 367,647 shares owned directly, 367,647 shares held by Barbara Branch and 47,453 shares which Mr. Branch may acquire under options granted by the Issuer.

Mr. Branch has the sole power to vote and to dispose of 415,100 shares of common stock. Through his relationship with Barbara Branch, Mr. Branch shares the power to direct the vote and disposition of 367,647 shares of common stock.

On February 28, 2003, 367,647 shares of Series A Preferred Stock held by Mr. Branch and 367,467 shares of Series A Preferred Stock held by Barbara Branch were converted into an equal number of shares of common stock. On December 6, 2002, the Issuer granted Mr. Branch options to acquire 142,500 shares of common stock of the Issuer. As of December 31, 2003, 47,453 of these options were exercisable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.	Material to Be Filed as Exhibits

1.	Share Subscription Agreement, previously filed as an exhibit to the original Schedule 13D.

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2.	Amendment to Share Subscription Agreement, previously filed as an exhibit to the original Schedule 13D.

3.	Assignment and Assumption Agreement between the Issuer, Scott J. Branch and Barbara Branch, previously filed as an exhibit to the original Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004	/s/ Scott J. Branch Scott J. Branch

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